EXHIBIT 99.1

Yamana Announces Termination of the Gold Fields Transaction and Confirms Activation of the Agnico - Pan American Arrangement Agreement

TORONTO, Nov. 08, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI, NYSE: AUY, LSE: AUY) (“Yamana” or the “Company”) is pleased to announce that the arrangement agreement with Agnico Eagle Mines Limited (“Agnico”) and Pan American Silver Corp. (“Pan American”) entered into on November 4, 2022 (the “Agnico – Pan American Arrangement Agreement”) has become effective upon the termination today by Gold Fields Limited (“Gold Fields”) of the arrangement agreement between the Company and Gold Fields entered into on May 31, 2022 (the “Gold Fields Arrangement Agreement”). The terms of the Agnico - Pan American Arrangement Agreement remain the same as previously announced by the Company earlier today, November 8, 2022. A copy of the earlier November 8, 2022 press release is available on the Company’s website at www.yamana.com and under the Company’s SEDAR profile at www.sedar.com.

The previously scheduled special meeting of Yamana shareholders for Monday, November 21, 2022 under the Gold Fields Arrangement Agreement will be cancelled, and Yamana will pay a termination fee of US$300 million to Gold Fields in accordance with the Gold Fields Arrangement Agreement. Pursuant to the terms of the Agnico – Pan American Arrangement Agreement, Pan American shall pay US$150 million in cash of such termination fee.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Agnico – Pan American Transaction. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of the transaction Agnico and Pan American, including receipt of all necessary regulatory, court and securityholder approvals in connection with the transaction with Agnico and Pan American, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.